UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NEOS THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

64052L106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64052L106	SCHEDULE 13G	Page 2 of 7 Pages

1.	Names of Reporting Persons JACK W. SCHULER

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,338,671 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,338,671 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,338,671

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 8.1% (3)

12.	Type of Reporting Person IN

(1)                 Consists of: 2,338,671 shares of common stock held by the Jack W. Schuler Living Trust, over which Mr. Schuler is the sole trustee and may be deemed to have sole voting power.

(2)                 Consists of: 2,338,671 shares of common stock held by the Jack W. Schuler Living Trust, over which Mr. Schuler is the sole trustee and may be deemed to have sole dispositive power.

(3)                 The percent of class was calculated based on 28,996,956 shares of common stock issued and outstanding as of November 3, 2017, as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 64052L106	SCHEDULE 13G	Page 3 of 7 Pages

1.	Names of Reporting Persons JACK W. SCHULER LIVING TRUST

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,338,671 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,338,671 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,338,671

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 8.1% (3)

12.	Type of Reporting Person OO

(1)                 Mr. Schuler is the sole trustee of the Jack W. Schuler Living Trust, and as such, Mr. Schuler may be deemed to have sole voting power over any shares held directly by the Jack W. Schuler Living Trust.

(2)                 Mr. Schuler is the sole trustee of the Jack W. Schuler Living Trust, and as such, Mr. Schuler may be deemed to have sole dispositive power over any shares held directly by the Jack W. Schuler Living Trust.

(3)                 The percent of class was calculated based on 28,996,956 shares of common stock issued and outstanding as of November 3, 2017, as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 64052L106	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.	Issuer
(a)	Name of Issuer: Neos Therapeutics, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 2940 N. Highway 360 Grand Prairie, TX 75050

Item 2.	Filing Person
(a)-(c)	Name of Persons Filing;Address;Citizenship:
(i) Jack W. Schuler; 100 N Field Drive, Suite 360, Lake Forest, IL 60045; United States (ii) Jack W. Schuler Living Trust; 100 N Field Drive, Suite 360, Lake Forest, IL 60045; United States
(d)	Title of Class of Securities: Common stock, $0.001 par value per share, (the “Common Stock”)
(e)	CUSIP Number: 64052L106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________________
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 64052L106	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership.
	(a)	Amount beneficially owned: Jack W. Schuler: 2,338,671 Jack W. Schuler Living Trust: 2,338,671
	(b)	Percent of class: Jack W. Schuler: 8.1% Jack W. Schuler Living Trust: 8.1%
	(c)	Number of shares as to which the person has: **See footnotes on cover page, which are incorporated by reference.**
		a.	Sole power to vote or to direct the vote: Jack W. Schuler: 0 Jack W. Schuler Living Trust: 0
		b.	Share power to vote or to direct the vote: Jack W. Schuler: 2,338,671 Jack W. Schuler Living Trust: 2,338,671
		c.	Sole power to dispose or to direct the disposition of: Jack W. Schuler: 0 Jack W. Schuler Living Trust: 0
		d.	Shared power to dispose or to direct the disposition of: Jack W. Schuler: 2,338,671 Jack W. Schuler Living Trust: 2,338,671

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 64052L106	SCHEDULE 13G	Page 6 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2018

/s/ Jack W. Schuler
Jack W. Schuler

JACK W. SCHULER LIVING TRUST

	By:	/s/ Jack W. Schuler
Jack W. Schuler
Trustee